PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
New York, New York 10036

February 21, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keith Gregory

Re:        Advantage Funds, Inc.

(File Nos.: 033-51061 and 811-07123)

Ladies and Gentlemen:

On behalf of the above referenced registrant (the "Registrant"), on or about February 27, 2019, the Registrant plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 158 (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement"). The Amendment will relate to Post-Effective Amendment No. 152 (the "485(a) Amendment") to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on December 28, 2018 for the purpose of making certain changes to a series of the Registrant, Dreyfus Global Dynamic Bond Income Fund (the "Fund"). Such changes included: (i) adopting a new investment policy that requires the Fund, under normal market conditions, to invest at least 10% of its net assets in each of government bonds, emerging market sovereign debt and investment grade and high yield corporate instruments; (ii) changing the Fund's performance baseline benchmark from USD 1-Month LIBOR to USD 1-Month LIBOR plus 3% before fees and expenses, over a five-year period; and (iii) changing the name of the Fund to Dreyfus Global Dynamic Bond Income Fund to better reflect the new investment policy.

The Amendment is being filed in order to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Keith Gregory of the Staff via telephone on February 12, 2019, to complete previously incomplete portions of the filing, including updating financial information, and to make certain other non-material revisions and to file exhibits. The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of the 485(a) Amendment.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendment.

Front Cover

1.	Staff Comment: If the Fund intends to rely on Rule 30e-3 under the 1940 Act, please add the legend on the cover page required by new Item 27(d)(8) of Form N-1A (see Optional Internet Availability of Investment Company Shareholder Reports, Investment Company Act Release No. 33115, June 5, 2018, p. 80, note 270).

Response: The Fund does not intend to rely on Rule 30e-3 at this time.

2.	Staff Comment: Please consider including the former name of the Fund in brackets below the new name of the Fund on the front cover of the prospectus to avoid investor confusion.

Response: Due to the minimal change to the Fund's name, Fund management does not believe that the change will cause excessive investor confusion. Accordingly, the old Fund name will not be included on the front cover of the prospectus.

Fund Summary—Principal Investment Strategy

3.	Staff Comment: Please disclose that derivatives are counted towards the Fund's 80% policy in Item 4 and are valued at market value either in Item 4 or Item 9.

Response: The requested revision will be made in the Amendment.

4.	Staff Comment: The second sentence of the first paragraph states: "The fund normally invests opportunistically in bonds and derivatives and other instruments that provide investment exposure to global bond and currency markets in seeking to produce absolute or real returns across economic cycles." Please revise "produce absolute or real returns across economic cycles" to Plain English here and elsewhere in the prospectus, as applicable.

Response: The referenced language will be revised in the Amendment as follows: "The fund normally invests opportunistically in bonds and derivatives and other instruments that provide investment exposure to global bond and currency markets in seeking to produce ~~absolute or real~~ positive returns across economic cycles."

5.	Staff Comment: The third sentence of the first paragraph states: "The fund ordinarily invests in at least three countries, and, at times, may invest a substantial portion of its assets in a single country". Please revise this disclosure to expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world (see Investment Company Names, Investment Company Act Release No. 24828, January 17, 2001, note 42). For example, the Fund could include a policy that under normal market conditions, it will invest significantly (e.g., at least 40% of its assets) unless market conditions are deemed unfavorable, in which case, the Fund would invest at least 30% of its assets in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response: The referenced sentence will be revised in the Amendment as follows:

Under normal market conditions, the fund invests significantly (at least 40% of its net assets) in companies organized or located outside the United States, whose primary listing exchange for securities is located outside the United States, whose largest amount of revenues are derived from countries outside the United States or whose reporting currencies are other than U.S. dollars.

6.	Staff Comment: The last sentence of the first paragraph states: "The fund's portfolio managers employ a dynamic approach in allocating the fund's assets globally, principally among government bonds, emerging market sovereign debt, investment grade and high yield corporate instruments, and currencies." Please revise the description of the Fund's investments in this sentence consistent with Foreign Government Obligations and Securities of Supranational Entities Risk. For example, please include supranational debt and foreign country sovereign debt as types of securities the Fund may invest in.

Response: The referenced sentence will be revised in the Amendment as follows: "The fund's portfolio managers employ a dynamic approach in allocating the fund's assets globally, principally among government bonds, foreign country sovereign debt, supranational national debt, emerging market sovereign debt, investment grade and high yield corporate instruments, and currencies.

7.	Staff Comment: The last sentence of the first paragraph states that the Fund invests in high yield corporate instruments. Please insert a parenthetical indicating that these instruments are also known as junk bonds.

Response: The requested revision will be made in the Amendment.

Fund Summary—Principal Risks

8.	Staff Comment: Portfolio Turnover Risk states that the Fund may engage in short-term trading. Please reflect the Fund's frequent trading strategy in the principal investment strategy disclosure. See Instruction 7 to Item 9(b) of Form N-1A.

Response: Instruction 7 to Item 9(b) only requires disclosure of a fund's active and frequent strategy if it is used to achieve the fund's principal investment strategy. Since the Fund does not intend to engage in short-term trading to achieve its principal investment strategy, we do not believe any additional disclosure is necessary or required.

9.	Staff Comment: Please reorganize your list of principal risks so that the risk factors that are most applicable to the Fund are indicated first, such as fixed income and global and foreign risks.

Response: The principal risks of the Fund will be revised accordingly.

10.	Staff Comment: Given the recent events relating the Brexit, please review the Fund's disclosure and determine whether any revisions are appropriate (see IM Guidance Update No. 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions, March 2016).

Response: The following will be added as a principal investment risk in the Amendment:

•	European issuer risk. Decreasing imports or exports, changes in governmental or European Union (EU) regulations on trade, changes in the exchange rate of the euro, the default or threat of default by an EU member country on its sovereign debt, and/or an economic recession in an EU member country may have a significant adverse effect on the securities of EU issuers. The European financial markets have recently experienced volatility and adversity due to concerns about economic downturns, or rising government debt levels, in several European countries. These events have adversely affected the exchange rate of the euro and may continue to significantly affect every country in Europe. The risk of investing in Europe may be heightened due to the recent referendum in which the United Kingdom voted to withdraw from membership in the EU. In addition, if one or more countries were to exit the EU or abandon the use of the euro as a currency, the value of investments tied to those countries or the euro could decline significantly and unpredictably. Any such event could have a material adverse impact on the value and risk profile of the fund's portfolio.

11.	Staff Comment: The second to last sentence of Interest Rate Risk states that the Federal Reserve has "signaled additional [federal funds rate] increases in the near future". Please consider whether this disclosure is appropriate given recent statements by the Federal Reserve.

Response: The referenced sentence will be removed from the Amendment and the following disclosure will be added: "Risks associated with rising interest rates are heightened given that the Federal Reserve has raised the federal funds rate several times in recent periods and may continue to increase rates in the near future."

12.	Staff Comment: In Derivatives Risk, please tailor the disclosure to focus on the risks associated with the specific derivatives the Fund uses as a principal investment strategy. In general, please review the adequacy of the disclosure concerning derivatives throughout the Registration Statement, and make appropriate revisions, in light of the observations set forth in the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici07010.pdf). Such revisions may be made in Item 4 or in Item 9.

Response: Derivatives Risk does specifically describe the risks presented by the derivatives in which the Fund may invest as a principal investment strategy, including listing specific types of over-the-counter derivatives and the particular risks presented by these instruments, such as counterparty risk.

Fund Details—Goal and Approach

13.	Staff Comment: The last sentence of the fifth paragraph states: "The fund's portfolio will not have the same characteristics as its broad-based securities market index — the [FTSE] 1-Month US Treasury Bill Index — or its synthetic securities market index — the BofA Merrill Lynch US Dollar 1-Month LIBOR Constant Maturity Index." Please clarify the difference between the Fund's broad-based securities market index and its synthetic securities market index and the purposes for which each are used.

Response: The following will be added to the Amendment: "The fund's broad-based securities index is used to comply with requirements that the fund's performance be compared to a broad measure of market performance; whereas the fund uses its synthetic securities market index, which is based on the assumed purchase of a synthetic instrument having characteristics that match the index, to monitor its performance compared to US Dollar 1-Month LIBOR."

14.	Staff Comment: Please clarify the Environmental, Social and Governance ("ESG") process of the Fund's sub-adviser, Newton Investment Management (North America) Limited (the "Sub-Adviser"), including the principal factors used to analyze investments and how the ESG process is integrated into the overall strategy of the Fund. Please also explain in disclosure the meaning of the phrase: "in an effort to ensure that any material ESG issues are considered" in the last sentence of the eighth paragraph. Please briefly describe the Sub-Adviser's ESG strategy in Item 4 if it is a principal investment strategy of the Fund.

Response: The following disclosure will be added to the Amendment in Fund Details:

Newton conducts rigorous fundamental analysis of the competitive position and valuation of potential investments, systematically integrating the consideration of ESG issues. This process is designed to ensure that Newton appropriately accounts for any material ESG issues, such as climate change, waste, labor relations, bribery and corruption and board quality, that could impact the investment performance of the issuer.

Newton monitors the fund's entire portfolio for emerging ESG controversies and issues on an ongoing basis. This integrated investment process is intended to ensure that ESG issues are taken into account and that the fund invests in issuers with attractive fundamental investment attributes.

15.	Staff Comment: The first sentence of the ninth paragraph states: The fund's investments may include: bonds, notes (including structured notes), euro and Yankee dollar instruments, money market instruments, inflation-indexed securities, asset-backed securities, mortgage-related securities, and municipal obligations." Please disclose only those securities in which the Fund actually intends to invest as part of its principal investment strategy. Please move any non-principal investment strategies or investments to another section of the prospectus or to the SAI. The Staff notes that risks relating to a number of these securities are included in the non-principal risks discussion in this section (see Item 9 of Form N-1A and IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure, June 2014).

Response: The following revision will be made in the Amendment to the disclosure currently included under "Fund Details - Goal and Approach" (similar disclosure is not included under "Fund Summary - Principal Investment Strategy"): "The fund typically invests in bonds and notes. The fund's investments also may include structured notes, euro and Yankee dollar instruments, money market instruments, inflation-indexed securities, asset-backed securities, mortgage-related securities, and municipal obligations."

16.	Staff Comment: Please consider moving the example of duration from Interest Rate Risk to the ninth paragraph, which discusses the Fund's investments in bonds.

Response: The requested revision will be made in the Amendment.

17.	Staff Comment: The tenth paragraph states:

In the case of swaps, futures contracts, options, forward contracts and other derivative instruments that provide for full payment of the value of the underlying asset, in cash or by physical delivery, at the settlement date, for example, the fund may be required to set aside liquid assets equal to the full notional amount of the instrument (generally, the total numerical value of the asset underlying the derivatives contract) while the positions are open, to the extent there is not an offsetting position.

Please include "as permitted by SEC guidance and Staff interpretations" at the end of the sentence, because offsetting is not permitted for all of these derivatives instruments.

Response: The requested revision will be made in the Amendment.

18.	Staff Comment: If the Fund intends to write credit default swaps, please confirm that the Fund will segregate the full notional amount to cover the obligation of the credit default swap.

Response: The Fund does not intend to write credit default swaps.

19.	Staff Comment: The twelfth paragraph states: "The fund also may invest in exchange-traded funds (ETFs) to provide exposure to certain asset classes." Since it appears that investing in ETFs is not a principal investment strategy of the Fund, please move this disclosure out of Item 9 and/or to the SAI.

Response: The requested revision will be made in the Amendment.

Fund Details—Management

20.	Staff Comment: The second sentence of the first paragraph states: For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of [0.09]% of the fund's average daily net assets." The fee table indicates that the Fund's management fee is 0.40%. Please describe the discrepancy or revise the disclosure as appropriate.

Response: The stated management fee reflects the management fee of the Fund after giving effect to expense limitation agreements. The disclosure will be revised accordingly.

* * * * *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3379 or David Stephens of this office at 212.969.3357.

Very truly yours,

/s/ Kim Kaufman

Kim Kaufman

cc:         David Stephens

Jeff Prusnofsky

Max Vogel